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Exhibit

Exhibit            Description

99.1                 Announcement on 2022/03/28: To announce related materials on acquisition of facilities

99.2                 Announcement on 2022/03/30: Represent subsidiary United Semiconductor Japan Co., Ltd. to announce related materials on acquisition of facilities

99.3                 Announcement on 2022/03/31: UMC will attend investor conferences on 2022/04/07

99.4                 Announcement on 2022/03/31: UMC will attend investor conferences on 2022/04/07

99.5                 Announcement on 2022/04/01: To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

99.6                 Announcement on 2022/04/01: Correction of information on lending funds

99.7                 Announcement on 2022/04/07: UMC will attend investor conferences on 2022/04/12

99.8                 Announcement on 2022/04/14: UMC will convene Q1 2022 Investor Conference

99.9                 Announcement on 2022/04/18: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.10               Announcement on 2022/04/08: March Revenue

99.11               Announcement on 2022/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2022/03/25~2022/03/28

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,411,596,200;

total transaction price: NT$1,411,596,200

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

L&K ENGINEERING (SUZHOU) CO., LTD. SINGAPORE BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary United Semiconductor Japan Co., Ltd. to announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2021/12/15~2022/03/30

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$539,948,142;

total transaction price: NT$539,948,142

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Taisei Corporation; Non-related parties transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: Not applicable

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: Not applicable

29. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2022/04/07

1. Date of institutional investor conference: 2022/04/07

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Virtual Corporate Day 2022”, held by Taiwan Stock Exchange and Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2022/04/07

1. Date of institutional investor conference: 2022/04/07

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Tech & EV Virtual Conference 2022”, held by CGS-CIMB Securities.

5. Any other matters that need to be specified: None

Exhibit 99.5

To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

1. Date of occurrence of the event: 2022/04/01

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

During the first quarter of 2022, the Company has repurchased US$37.5 million principal amount of Bonds and has cancelled such repurchased Bonds.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 99.6

Correction of information on lending funds

1. Date of occurrence of the event: 2022/04/01

2. Company name: United Microelectronics Corporation

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: NA

5. Cause of occurrence:

Correction of information on lending funds in December 2021

6. Information items/ statements to be corrected:

Statements of lending funds and the balance in December 2021

7. Amounts/ contents/ number of page to be corrected:

Name of lender: United Microelectronics Corporation

Name of borrower: United Semiconductor(XIAMEN) Co., Ltd.

Ending balance: NT$4,695,400 thousand

8. Amounts/ contents/ number of page after correction:

Name of lender: United Microelectronics Corporation

Name of borrower: United Semiconductor(XIAMEN) Co., Ltd.

Ending balance: NT$0

9. Countermeasures:

Update the corrected statements of lending funds in December 2021

10. Any other matters that need to be specified: NA

Exhibit 99.7

UMC will attend investor conferences on 2022/04/12

1. Date of institutional investor conference: 2022/04/12

2. Time of institutional investor conference: 10:20 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “11th Taiwan CEO Week”, held by QIC.

5. Any other matters that need to be specified: None

Exhibit 99.8

UMC will convene Q1 2022 Investor Conference

1. Date of institutional investor conference: 2022/04/27

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q1 2022 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/06/15~2022/04/18

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,577,451,831;

Total transaction price: NT$1,577,451,831

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.10

United Microelectronics Corporation

April 8, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
March	Net sales	22,140,452	16,619,555	5,520,897	33.22%
Year-to-Date	Net sales	63,422,820	49,097,012	16,325,808	34.66%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	500,000	500,000	28,097,970
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of March 31, 2022 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	17,471,350	17,155,900	126,440,866

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021 and December 15, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 290 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	914,240	0
Fair Value	0	0	(2,782)	0
Net profit (loss) from Fair Value	0	0	(2,782)	0
Written-off Trading
Contracts	0	0	2,449,107	0
Realized profit (loss)	0	0	(35,681)	0

Exhibit 99.11

United Microelectronics Corporation

For the month of March, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2022	Number of shares as of March 31, 2022	Changes
Vice President Vice President Associate Vice President Associate Vice President	Mindy Lin Eric Chen J Y Wu Bellona Chen	1,599,925 1,260,000 720,191 405,126	1,596,925 1,250,000 570,191 380,126	(3,000) (10,000) (150,000) (25,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2022	Number of shares as of March 31, 2022	Changes
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